Exhibit 99.1

GRUPO VASCONIA, S. A. B. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE

YEARS ENDED DECEMBER 31, 2011 AND 2010,

AND INDEPENDENT AUDITORS’ REPORT

Grupo Vasconia, S. A. B. and Subsidiaries

Consolidated financial statements

For the years ended December 31, 2011 and 2010,

and independent auditors’ report

Tel.: +52 (55) 8503 4200	Castillo Miranda y Compañia, S.C.
Fax: +52 (55) 8503 4299	Paseo de la Reforma 505-31
www.bdomexico.com	Colonia Cuauhtémoc
Mexico, D.F.
CP 06500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Grupo Vasconia, S. A. B. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Vasconia, S.A.B. and subsidiaries (The Company) as of December 31, 2011 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of The Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of The Company as of December 31, 2010 and for the year then ended, which are presented solely for comparative purposes, were audited by other independent auditors who issued their unqualified opinion on March 8, 2011.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are Free of material misstatements and whether they are prepared according to Mexican financial reporting standards. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit include’s examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial Information reporting standards used, the significant estimates made by Management and the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

Subsequent Events:

1.	As part of the operational strategy, the shareholders decided that Grupo Vasconia, S.A.B. will absorb, by merger, Ekco Querétaro, S.A. de C.V. As a result, Ekco Querétaro, S.A. de C.V. will cease to exist as of the merge date.

2.	Grupo Vasconia, S.A.B., through its subsidiary Industria Mexicana de Aluminio, S.A. de C.V. will acquire on April 24, 2012, the 99.99% of the shares from the capital stock of Almexa Aluminio, S.A. de C.V. (company dedicated to the manufacturing and sale of aluminum in various presentations), for a total amount of 27 millions of US dollars. As of the date of this report the acquisition is in process. The funds to pay the shares will be obtained from a bank loan.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Vasconia, S.A.B. and subsidiaries as of December 31, 2011, and the results of its consolidated operations, the consolidated changes in shareholders’ equity and the consolidated cash flows for the year then ended, in conformity with Mexican financial reporting standards.

The consolidated financial statements have been translated into English solely for the convenience of readers of this language. In all cases where there are any disagreements between the English and Spanish version, the Spanish version shall be considered authoritative and controlling,

CASTILLO MIRANDA Y COMPANIA, S. C.
Member of BDO International

/s/ Bernardo Soto Penafiel
Bernardo Soto Penafiel, CPA

Mexico City, February 29, 2012, except for the events described in paragraphs 1 and 2, dated April 23, 2012

Grupo Vasconia, S. A. B. and Subsidiaries

Consolidated balance sheets

As of December 31, 2011 and 2010

(Figures expressed in pesos)

	Note	2011	2010
Assets
Current
Cash and cash equivalents		$8,274,348	$37,193,554
Accounts receivable	5	424,330,400	332,483,662
Inventories, net	6	301,661,303	319,455,185
Advance payments		15,105,394	4,448,667
Recoverable taxes credit, net			810,443
Derivative financial instruments	7		3,127,711

Total current assets		749,371,445	697,519,222
Other permanent investments	8	21,244,281	19,528,987
Properties, machinery and equipment, net	10	427,325,695	335,453,325
Deferred charges, net	11	10,978,978	11,483,082
Deferred income tax and employee’ statutory profit sharing	17	3,067,634	7,087,282
Guarantee deposits		18,244,667	18,639,989

Total assets		$1,230,232,700	$1,089,711,887

Liabilities
Short term
Bank loans	12	$31,447,063	$6,000,000
Suppliers		120,133,279	134,491,093
Provisions	13	36,221,401	45,124,892
Other accounts payable and accrued liabilities		7,037,294	5,945,399
Taxes payable, net		3,552,352
Other taxes payable		4,572,878	4,404,724
Employee’ statutory profit sharing		1,294,927	1,327,031

Total short term liabilities		204,259,194	197,293,139
Long term
Bank loans	12	25,500,000	31,500,000
Long-term debt	14	24,670,564
Employee benefits	15	18,187,960	15,806,397

Total liabilities		272,617,718	244,599,536

Stockholders’ equity	16
Capital stock		442,455,895	442,455,895

Retained earnings:
Legal reserve		29,030,161	22,768,637
To be applied		361,250,711	260,411,261
For the year		132,376,481	125,230,484

		522,657,353	408,410,382
Repurchase of shares	16	(7,498,266)	(5,753,926)

Total stockholders’ equity		957,614,982	845,112,351

Total liabilities and stockholders’ equity		$1,230,232,700	$1,089,711,887

The accompanying notes are an integral part of these financial statements.

Grupo Vasconia, S. A, B. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2011 and 2010

(Figures expressed in pesos)

	Note	2011	2010
Net sales		$1,651,580,872	$1,430,527,586
Cost of sales		1,187,981,198	1,021,134,416

Gross profit		463,599,674	409,393,170

Sales expenses		214,717,753	173,537,347
Administrative expenses		47,363,947	41,594,940

		262,081,700	215,132,287

Other expenses, net		(2,182,535)	(9,143,033)
Employee profit sharing		(1,121,538)	(481,161)

		(3,304,073)	(9,624,194)

Comprehensive result of financing:
Interest paid, net		(5,747,426)	(2,099,235)
Gain (loss) from foreign exchange fluctuation, net		679,761	(1,316,775)
Gain in valuation of derivative financial instruments position	7		3,127,711

		(5,067,665)	(288,299)

Profit before taxes on earnings		193,146,236	184,348,390
Taxes on earnings	17	60,769,755	59,117,906

Net consolidated income		132,376,481	125,230,484

Controlling holding in net income		$132,376,481	$125,230,484

Net income for common share		$1.53	$1.44

The accompanying notes are an integral part of these financial statements.

Grupo Vasconia, S. A. B. and Subsidiaries

Consolidated statements of changes in stockholders’ equity

For the years ended on December 31, 2011 and 2010

(Figures expressed in pesos)

	Capital stock	Legal reserve	Retained earnings	Net income for the year	Repurchases of shares	Total
Balances as of December 31, 2009	$442,455,895	$17,178,311	$170,756,617	$111,806,510	$(3,064,896)	$739,132,437
Transfer of the year’s result			111,806,510	(111,806,510)
Increase in the legal reserve		5,590,326	(5,590,326)
Payment of dividends in accordance to agreement of the shareholders’ meeting (Note 16)			(16,561,540)			(16,561,540)
Comprehensive income for the year				125,230,484		125,230,484
Repurchase of shares					(2,689,030)	(2,689,030)

Balances as of December 31, 2010	442,455,895	22,768,637	260,411,261	125,230,484	(5,753,926)	845,112,351
Transfer of the year’s result			125,230,484	(125,230,484)
Increase in the legal reserve		6,261,524	(6,261,524)
Payment of dividends in accordance to agreement of the shareholders’ meeting (Note 16)			(18,129,510)			(18,129,510)
Comprehensive income for the year				132,376,481		132,376,481
Repurchase of shares					(1,744,340)	(1,744,340)

Balances as of December 31, 2011	$442,455,895	$29,030,161	$361,250,711	$132,376,481	$(7,498,266)	$957,614,982

The accompanying notes are an integral part of these financial statements.

Grupo Vasconia, S. A. B. and Subsidiaries

Consolidated statements of cash flows

For the years ended on December 31, 2011 and 2010

(Figures expressed in pesos)

	2011	2010
Operating activities
Profit before taxes on earnings	$193,146,236	$184,348,390
Items related to investment activities:
Depreciation and amortization	28,640,967	23,461,268
Interests recoverable	(396,904)	(2,149,501)
Items related to financing activities:
Interests payable	6,144,330	4,248,736

	227,534,629	209,908,893
Increase in accounts receivable	(91,846,738)	(55,286,541)
Decrease in recoverable taxes, credit	810,443	22,107,902
Decrease (increase) in inventories	17,793,882	(135,791,943)
(Increase) decrease in other assets	(7,133,694)	10,084,282
Decrease in deferred taxes	4,019,648	4,155,569
(Decrease) increase in suppliers	(14,357,814)	18,915,216
(Decrease) increase in other accounts payable and accrued liabilities	(2,012,446)	10,644,506
Increase in employee benefits	2,381,563	2,948,168
Increase (decrease) in taxes payable	3,720,506	(17,614,194)
Taxes on earnings paid	(66,568,905)	(41,862,088)
(Decrease) increase in employee profit sharing	(32,104)	236,563

Net cash flows from operating activities	74,308,970	28,446,333

Investment activities
Acquisition of trademarks		(10,856,925)
Acquisition of properties, machinery and equipment	(120,009,233)	(93,546,842)
Acquisition of other permanent investments	(1,715,294)	(6,172,126)
Interests collected	396,904	2,149,501

Net cash flows from investment activities	(121,327,623)	(108,426,392)

Cash to be collected from financing activities	(47,018,653)	(79,980,059)

Financing activities
Bank loans	25,447,063
Payment of bank loans	(6,000,000)	(6,000,000)
Long-term debt	24,670,564
Dividends paid	(18,129,510)	(16,561,540)
Interests paid	(6,144,330)	(4,248,736)
Repurchase of shares	(1,744,340)	(2,689,030)

Net cash flows from financing activities	18,099,447	(29,499,306)

Decrease in cash and cash equivalents	(28,919,206)	(109,479,365)
Cash and cash equivalents at the beginning of year	37,193,554	146,672,919

Cash and cash equivalents at the end of year	$8,274,348	$37,193,554

The accompanying notes are an integral part of these financial statements.

Grupo Vasconia, S. A. B. and Subsidiaries

Notes to the consolidated financial statements

For the years ended on December 31, 2011 and 2010

(All figures are expressed in Mexican pesos)

1.	Main Activity

The main activity of Grupo Vasconia, S.A.B. (The “Company”) and its subsidiaries, is the production and sale of aluminum products for the kitchen and the home, and the marketing of various products for the same market, as well as the production and sale of aluminum products that are used as raw materials in different industries.

The Subsidiaries of The Company are as follows:

Industria Mexicana del Aluminio, S. A. de C. V. (IMASA) - This Company produces and sells aluminum products that are used as raw materials in distinct industries. Additionally, it supplies The Company with aluminum discs, which are used as raw materials.

Ekco Querétaro, S. A. de C. V. - Company dedicated to the manufacture and sale of non-stick frying pans and pots, its sales are made by The Company. During 2012 the operation of Ekco Querétaro, S. A. de C. V. will be transferred to The Company.

La Vasconia (España), S. A. - As of June 2002, this Company sold products under the Vasconia brand name. As of this date, the products under such brand name are sold by The Company. As of the date of these financial statements, The Company management is in process of selling or liquidating this subsidiary.

Fomento Productivo S. A. de C. V. e Industrias Ekco, S. A. de C. V. - These are service companies that provide The Company, Ekco Querétaro, S. A. de C. V., and Industria Mexicana del Aluminio, S. A. de C. V. with administrative personnel and production services.

Vasconia Housewares, LLC. - A United States corporation. Its main line of business is the sale of the aluminum products in the United States that it purchases from The Company.

The Company’s interest in the aforementioned companies is as follows:

	Percentage held
	2011	2010
Industria Mexicana del Aluminio, S. A. de C. V.	99.97%	99.97%
Ekco Querétaro, S. A. de C. V.	99.99%	99.99%
La Vasconia (España), S. A.	99.99%	99.99%
Fomento Productivo, S. A. de C. V.	99.99%	99.99%
Industrias Ekco, S. A. de C. V.	99.99%	99.99%
Vasconia Housewares, LLC.	100.00%	100.00%

2.	Basis for consolidation

The consolidated financial statements have been prepared in order to present the consolidated financial position, results of operations, changes in shareholders’ equity, and cash flows of the various companies that make up Grupo Vasconia, S.A.B. and Subsidiaries. Consequently, they include the accounts of the companies mentioned in Note 1. All intercompany transactions and balances have been eliminated in consolidation. The consolidation was made based on the audited financial statements of the subsidiaries, which were prepared by following the same accounting policies used by the holding company.

3.	Summary of significant accounting polices

The accompanying financial statements have been prepared in accordance with Mexican Financial Reporting Standards (NIF) issued by the Mexican Council of the Financial Reporting Standards, A. C. (CINIF). The NIF require management of The Company, using their professional judgment, make certain estimates and assumptions used to determine the valuation of some items included in the financial statements. Even when they reach their final effect differ from, The Company’s management believes that the estimates and assumptions used are appropriate to the circumstances and the date of issuance of these financial statements. The following summarizes the principal accounting policies followed by The Company, which are in accordance with the NIF:

a.	Basis of presentation and disclosure

Monetary unit of the financial statements

The financial statements and their respective notes as of December 31, 2011 and 2010 and for the year ended on that date were audited and are presented in Mexican pesos of distinct purchasing power.

Translation of financial statements

The financial statements of The Company abroad were translated to Mexican pesos by applying guidelines of NIF B-15, “Foreign Currency Transactions and Translations of Financial Statements of Foreign Operations”, under the method of translating from functional currency to reporting currency.

Comprehensive income

The Company follows the practice of recognizing comprehensive income, in compliance with the guidelines of the NIF B-4, “Comprehensive income”, which establishes disclosure and presentation rules of comprehensive income and its components.

The amount of comprehensive income presented in the consolidated statement of changes in shareholders’ equity is the entire result of The Company performance during the year and is represented by the net profit plus the changes in the retained earnings in the restatement of shareholders’ equity and non-controlling holding up to 2007. As of 2008, only the net profit and the non-controlling holding are considered and, in accordance with the financial reporting standards, are carried directly to shareholders’ equity.

Classification per function

Costs and expenses are presented based on their function, which allows for differentiating the cost of sales from general expenses, which are distributed in sales expenses (sales, marketing, distribution and management of categories), and administrative expenses.

b.	Recognition of the effects of inflation

The accrued inflation for the three prior years is 15.19% for 2011 and 14.48% for 2010. In accordance the NIF, the economic environment for both years is non-inflationary. Therefore, as of January 1, 2008, The Company suspended the recognition of the effects from inflation on its financial statements. Consequently, the assets, liabilities, and shareholders’ equity as of December 31, 2011 and 2010 include the effects from the restatement recognized up to December 31, 2007.

The percentages of inflation for the years ended on December 31, 2011 and 2010 were 3.81% and 4.40%, respectively.

c.	Significant clients

The Company’s net sales to its principal client, Nueva Wall Mart de Mexico, S. A. de C. V., represent 16.05% and 14.01% of the total consolidated sales of 2011 and 2010, respectively.

d.	Cash and cash equivalents

Cash and cash equivalents include bank deposits, foreign currencies and other marketable instruments. As of the date of the consolidated financial statements, interest earned and valuation gains or losses are included in the year’s results as a part of the comprehensive result of financing.

e.	Other permanent investments

Other permanent investments are booked at acquisition cost. The profits or losses from these investments are recognized in the year’s results in which they are realized.

f.	Derivate financial instruments

The Company values all its derivatives in the balance sheet at fair value, notwithstanding the intention of its holding. The fair value determination is based on market quotations, when the derivative is quoted in a recognized market and, to the contrary, with technical determinations based on recognized valuation models.

The derivatives designated from hedging recognize the following changes in fair value: (1) the fluctuations from the derivative and the hedged item are valued against results, if they are at fair value, or (2) they are temporarily recognized in comprehensive income and are reclassified to results when the hedged item affects them if they are from cash flows. The ineffective portion of the change in the reasonable value is immediately recognized in the results, within the comprehensive result of financing (RIF), whether the derivative is designated as hedging at fair value or cash flow.

The Company mainly uses hedges to manage the risk against fluctuations in prices of currency, natural gas and aluminum. The Company formally documents all hedging relationships by describing the risk management goals and strategies for carrying out transactions with derivatives. The negotiation with derivatives is made only with institutions of recognized solvency.

The Company has a Risk Management Committee that includes members of the Board of Directors who continuously analyze The Company’s risk regarding prices, credit and liquidity.

g.	Inventories and cost of sales

Inventories are valued at the lower of cost or market value, which does not exceed realization value. As of 2007 inventories were valued at replacement cost, the cost of sales was restated at replacement cost upon sale and was restated at the end of the year based on the inflationary index generated as of the month in which it was incurred.

h.	Net income per share

The net income per share is determined based on the weighted average of shares outstanding during the year.

i.	Properties, machinery and equipment

Properties, machinery and equipment are recorded at acquisition or construction cost. As of 2007, the effects from inflation were recognized in accordance with the adjustment from changes in the general price level method by applying factors from the National Consumer Price Index (NCPI) and specific indexing for those fixed assets of foreign origin or those of foreign origin purchased in the country, which are restated by applying their cost in foreign currency, inflation of the country of origin, and the devaluation of the Mexican pesos against the currency of the country of origin.

Depreciation is calculated on the straight-line method on initial monthly balances based on The Company’s estimated useful lives of the fixed assets.

j.	Impairment of the recovery value of long-lived assets, properties, machinery and equipment

The Company periodically assesses the restated values of its long-lived assets, properties, machinery and equipment in order to determine whether there are indications that these values exceed the recovery value. The recovery value represents the amount of possible net revenues reasonably expected to be obtained as a result of the use or realization of the assets. If the restated values are excessive, the Company books the necessary allowances in order to reduce them to the recovery value. The Company books the estimates needed to reduce them to their recovery value.

k.	Deferred charges

Deferred charges are recorded at acquisition cost. As of 2007, the inflationary effects were recognized in accordance with the adjustment from changes in the general level of prices method by means of applying factors derived from the NCPI. Deferred charges are amortized on the straight-line method over twenty years.

l.	Employee benefits

The NIF D- 3 sets that there into three types of employee benefits: direct short and long-term benefits, termination benefits, and retirement benefits, which are analyzed as follows (Note 15):

Direct employee benefits - These benefits are valued in proportion with services rendered, by considering current wages. They are recognized as a liability as they are accrued and include mainly profit sharing payable, paid absences, such as vacations and vacation premiums, and incentives.

Employee benefits from termination, retirement, and others - The liability from seniority premiums, post-retirement benefits, and severance payments from termination of employment are recorded as accrued, which is calculated by independent actuaries based on the projected individual credit method by using nominal interest rates. Therefore, the liability is being recognized at current value and it is estimated it will cover the obligations of these benefits as of the estimated retirement date of all employees that work at The Company.

Other payments, based on seniority to which employees may be entitled in the event of separation or death, are recorded in results of the year when they are due, according to the Mexican Federal Labor Law.

m.	Tax on earnings

Income tax (ISR) and the flat rate business tax (IETU), are recorded in the results of the year in which they are accrued. The deferred tax is determined based on financial projections on which it is established whether The Company will accrue ISR or IETU, by recognizing the respective deferred tax The Company will pay. The deferred tax is recognized by applying the corresponding rate to timing differences that result from the comparison of book and fiscal balances of assets and liabilities, which include the benefits from some tax credits. The deferred tax asset is recorded only when there is a high probability that it will be recovered.

The effect from changes in tax rates on deferred taxes is recognized in the results of the year in which the changes are approved.

The tax on assets (IMPAC) paid as of 2007 and which The Company expects to recover is booked as a tax credit and is presented in the balance sheet by increasing the deferred tax asset.

The year’s effect from deferred taxes was a debit to results of $4,248,112 in 2011, $4,971,468 in 2010 (Note 17).

n.	Employee statutory profit sharing (PTU)

PTU is recorded in the results of the year in which it is incurred and is presented in the other expenses (net) in the statement of income. Deferred employee profit sharing is determined from timing differences that result from the comparison between book and fiscal balances of assets and liabilities.

o.	Comprehensive result of financing (RIF)

The RIF includes interest and foreign exchange differences.

Transactions in foreign currency - Transactions in foreign currency are booked at the foreign exchange rate prevailing as of the date they are incurred. Assets and liabilities are restated at the exchange rate as of the balance sheet date. The resulting differences from foreign exchange fluctuations between the date the transactions are incurred and the settlement or valuation date are applied to results.

p.	Revenue recognition

Income and related costs are recognized during the year in which inventory risks and benefits are transferred to the customers who acquire them.

q.	Contingencies

Significant obligations or losses related to contingencies are recognized when it is probable that the effects materialize and there are reasonable elements for their quantification. If there are no reasonable elements, they are qualitatively disclosed in the notes to the financial statements (Note 18). Income, gains, or other contingent assets are recognized when there is practically absolute certainty they will be realized.

r.	Provisions

Provisions are recognized when there is a current obligation that results from a prior event and that will probably result in the use of economic resources, which can be reasonably estimated.

s.	Reclassifications

The financial statements for the year ended December 31, 2010 have been reclassified in certain areas to conform to the presentation used in 2011.

4.	Assets in foreign currency

The financial position includes the following assets and liabilities in foreign currencies, which are represented principally by U.S. dollars valued as of December 31, 2011 and 2010 at the foreign exchange rate of $13.9476/US$1.00 and $12.3496/US$1.00, respectively.

The financial position in foreign currency at the close of the year is as follows:

	Thousands of US dollars
	2011		2010
Current assets	US$	8,791	US$	7,265
Current liabilities		(2,745)		(6,189)

Net asset position	US$	6,046	US$	1,076

As of the date of issue of the financial statements, the foreign exchange rate was $12.8575/US$ 1.00.

The most important foreign currency transactions conducted by The Company during the year are as follows:

	Thousands of US dollars
	2011		2010
Sales abroad	US$	27,014	US$	24,247

Foreign purchases of inventories and fixed assets.	US$	40,277	US$	33,541

5.	Accounts receivable

	2011	2010
Clients	$427,047,587	$350,237,241
Less, allowance for doubtful accounts	(16,108,001)	(16,108,001)
Reserve for discount on sales	(3,531,913)	(3,531,913)

	407,407,673	330,597,327
Other accounts receivable	16,922,727	1,886,335

	$424,330,400	$332,483,662

6.	Inventories

	2011	2010
Finished goods	$143,967,051	$139,175,630
Work in process	26,364,025	66,007,144
Raw materials	139,935,386	127,954,005

	310,266,462	333,136,779
Less, slow-moving inventory allowance	(15,264,854)	(15,264,854)

	295,001,608	317,871,925
Merchandise on transit	6,659,695	1,583,260

	$301,661,303	$319,455,185

7.	Derivative financial instruments

The Company’s policy on hedging is that “Using hedging permits it to mitigate the volatility of aluminum and natural gas prices and the exchange rate of the Mexican peso against the U.S. dollar since all the hedging operations are strictly linked to its normal business operation with no speculative purposes”.

The Company has formed a Risk Management Committee, made up of first level executives, that is responsible for authorizing all hedging operations to be undertaken through observing the guidelines established by the Board of Directors.

As of December 31, 2011 have fully expired futures engaged by The Company.

At the end of December 2010 had the following derivative financial instrument positions:

Type of derivative	Tonnage	(US$)	Amount (mmbtu’s)	Average contracted price (US$)	Fair value as of December 31, 2010 (US$)	Change (US$ aluminum) (MX$ dollars)	Total change (US$)	Roof value (US$)	Premium paid (US$)
Price of aluminum (LME) forwards	925			2,209.01	2,474.53	265.52	245,606
Price in US dollars forwards		1,950,000		12.37	12.42	0.05	7,658
Price gas, CAP			91,200					6.00	18,432

The fair value of futures contracts as of December 31, 2010 generated a profit of $3,127,711.

8.	Other permanent investments

As of December 31, 2011, The Company had 670,443 and 660,643 shares of Lifetime Brands, Inc. capital stock, which were booked at acquisition cost of $21,244,281 and $19,528,987, respectively.

9.	Related parties

In the course of its operations, The Company performs the following transactions with other companies that are related parties. These transactions are as follows:

	2011	2010
Expenses for:
Property leasing:
Inmobiliaria Aquiles Serdán, S. A. de C. V.	$23,340,046	$23,390,181
Inmobiliaria Cuautitlán Santo Domingo, S. A. de C. V.	6,981,464	6,897,664
Professional fees:
Fomento de Capital, S. A. de C. V.	5,420,501	4,507,630
Donations:
Fundación para Nosotras las Mujeres, A. C.	1,200,000	1,205,093
Other concepts:
Lifetime Brands, Inc. (Services)	4,092,080	2,750,957
Lifetime Brands, Inc. (Merchandise purchases)	2,948,017	2,613,059
Lifetime Brands, Inc. (Royalties)	2,569,886	2,800,070
Editorial Premiere, S. A. de C. V. (Advertising)		122,957

	$46,551,994	$44,287,611

Income from:
Fomento de Capital, S. A. de C. V. (Administrative Services)	$1,687,979
Inmobiliaria Aquiles Serdán, S. A. de C. V. (Services)	900,000	$900,000
Lifetime Brands, Inc. (Share in sales to Costco México)	436,056	1,346,058
Lifetime Brands, Inc. (Royalties)	218,464	495,364

	$3,242,499	$2,741,422

10.	Properties, machinery and equipment

	2011	2010	Depreciation rate
Machinery and equipment	$773,865,479	$745,779,568	4, 8 y 10%
Building and installations	98,313,900	73,789,328	3.3 y 5%
Adaptations and improvements	39,198,069	21,104,445	5%
Office furniture and equipment	66,748,655	60,417,643	30 y 10%
Transportation equipment	34,909,142	29,936,086	25%

	1,013,035,245	931,027,070

Less, accumulated depreciation:
Machinery and equipment	(570,358,599)	(555,511,527)
Building and installations	(35,504,518)	(37,230,017)
Adaptations and improvements	(4,518,035)	(119,227)
Office furniture and equipment	(49,136,287)	(46,827,373)
Transportation equipment	(24,340,826)	(24,276,339)

	(683,858,265)	(663,964,483)

	329,176,980	267,062,587
Land	59,808,632	53,825,160
Projects in process	45,642,097	21,867,592
Asset impairment reserve	(7,302,014)	(7,302,014)

Total	$427,325,695	$335,453,325

In order to guarantee the loans that were granted by Scotiabank Inverlat, S. A., The Company and Ekco Querétaro, S. A. de C. V., formed an industrial mortgage and Industria Mexicana del Aluminio, S. A. de C. V. formed a civil and industrial mortgage.

Annual depreciation charged to results was $28,045,456 in 2011 and $22,775,732 in 2010.

11.	Deferred charges

	2011	2010
Trademarks	$11,948,332	$11,856,925
Less, accumulated amortization	(969,354)	(373,843)

	$10,978,978	$11,483,082

In December, 2010, The Company acquired from World Kitchen, LLC. and Ekco Housewares, Inc., for an amount of $10,856,925, the rights of trademark EKCO for the territories of Colombia and Central America (Belize, Costa Rica, El Salvador, Honduras, Guatemala, Panama, and Nicaragua). The acquisition is part of an export strategy designed by The Company, which will support the accomplishment of planned foreign sales objectives.

Amortization charged to results was $595,511 in 2011 and $685,536 in 2010.

12.	Bank loans

As of December 31, 2011 and 2010, this heading is made up as follows:

				2011
Financial institution	Type of loan	Due date	Interest rate	Thousands of pesos
				Short term	Long term
Scotiabank Inverlat	Mortgage	31-01-2014	10.28%	$6,000,000	$25,500,000
Scotiabank Inverlat	Current account	31-01-2014	THE + 2.8%	25,447,063

				$31,447,063	$25,500,000

				2010
Scotiabank Inverlat	Mortgage	31-01-2014	10.28%	$6,000,000	$31,500,000

In order to guarantee the mortgage credit and the credit line, The Company, Industria Mexicana del Aluminio, S. A. de C. V. and Ekco Querétaro, S. A. de C. V. created an industrial mortgage in order to guarantee the mortgage credit and credit line with Scotiabank Inverlat, S. A. Industria Mexicana del Aluminio, S. A. de C. V. created a civil mortgage as well. Additionally, as a part of the loan guarantee The Company’s subsidiaries cosigner the loan agreement with the Bank.

The bank-loan agreements establish certain obligations. These obligations include limitations on the payment of dividends, maintaining certain financial ratios, maintaining its pledged goods insured. The Company may not sell, place a lien on, or dispose of the goods, contract direct or contingent liabilities or any contractual indebtedness. As of the date of the accompanying financial statements, The Company has complied with all the obligations agreed upon with Scotiabank Inverlat, S. A.

13.	Provisions

As of December 31, 2011 and 2010, The Company has the following provisions:

	Balances as of December 31, 2010	Charged to results	Payments	Balances as of December 31, 2011
Other provisions	$45,124,892	$20,879,506	$29,782,997	$36,221,401

14,	Long-term debt

In May, 2011, IMASA held a contract with title reservation and ad corpus with Tavistock investment Group, Inc. de CV (Tavistock), for the purchase an adjacent land for the amount of $34,870,563, of which $10,200,000 was paid to the signing of the contract and $24,670,564 will be paid on January 31, 2014, when the ownership of the land be transferred and the title reservation and ad corpus be canceled. Tavistock currently has a leasing agreement with a third party, due on December 31, 2013.

15.	Employee benefits

The Company maintains a Liability to cover seniority premium, retirement plan payment and severance, which are determined by actuarial studies using the projected unit cost method. The actuarial calculations as of December 31, 2011 and 2010 are summarized below:

	2011
	Seniority premiums	Retirement plan	Term payments	Total
Defined benefit liabilities	$(5,044,849)	$(10,409,292)	$(4,278,909)	$(19,733,050)
Items pending to be recognized	392,201	995,232	157,657	1,545,090

Liability recognized in the balance sheet at the end of the year	$(4,652,648)	$(9,414,060)	$(4,121,252)	$(18,187,960)

Net cost for the period:
Labor cost of current service	$563,403	$849,523	$889,154	$2,302,080
Financial cost	325,192	708,250	227,116	1,260,558
Amortization of the transition liability	36,380	58,326	111,871	206,577
Net actuarial loss (gain)	148,810		1,014,022	1,162,832
Labor cost of prior services	60,821	328,692	45,787	435,300
Effect from the advances payment/reduction of liabilities	(96,005)	(1,105,764)		(1,201,769)

Net cost for the period	$1,038,601	$839,027	$2,287,950	$4,165,578

Discount rate	7.50%	7.50%	7.50%
Rate of salary increase	5.31%	5.31%	5.31%
Rate of minimum salary increase	4.27%	4.27%	4.27%
Period of items pending to be amortized	4 year	4 year	4 year

	2010
	Seniority premiums	Retirement plan	Term payments	Total
Defined benefit liabilities	$(4,461,383)	$(9,443,337)	$(3,514,189)	$(17,418,909)
Items pending to be recognized	428,893	868,304	315,315	1,612,512

Liability recognized in the balance sheet at the end of the year	$(4,032,490)	$(8,575,033)	$(3,198,874)	$(15,806,397)

Net cost for the period:
Labor cost of current service	$352,066	$715,188	$536,812	$1,604,066
Financial cost	387,770	664,121	131,668	1,183,559
Amortization of the transition liability	37,768	58,326	215,993	312,087
Labor cost of prior services	60,447	221,311	45,787	327,545
Net actuarial loss (gain)	(185,721)		1,271,163	1,085,442
Effect from the advances payment/ reduction of liabilities	(477,959)			(477,959)

Net cost for the period	$174,371	$1,658,946	$2,201,423	$4,034,740

Discount rate	7.50%	7.50%	7.50%
Rate of salary increase	5.31%	5.31%	5.31%
Rate of minimum salary increase	4.27%	4.27%	4.27%
Period of items pending to be amortized	4 years	4 years	4 years

16.	Shareholders’ equity

a.	Capital stock

As of December 31, 2011, The Company’s capital stock is represented by one series of 87,166,000 registered common shares, with no par value, fully subscribed and paid.

As of December 31, 2011 and 2010, shareholders’ equity is as follows:

	2011			2010
	Historical	Restatement	Total	Total
Capital stock	$346,692,855	$95,763,040	$442,455,895	$442,455,895
Legal reserve	26,248,456	2,781,705	29,030,161	22,768,637
Retained earnings	357,942,722	3,307,989	361,250,711	260,411,261
Income for the year	132,376,481		132,376,481	125,230,484
Repurchase of shares	(7,498,266)		(7,498,266)	(5,753,926)

	$855,762,248	$101,852,734	$957,614,982	$845,112,351

Net income for the year is subject to a legal requirement that 5% thereof be transferred to a legal reserve until the reserve equals 20% of the capital stock as established by the Mexican General Law of Commercial Companies.

The Company must pay the prevailing income tax on its profit that is distributed as a dividend that was previously paid tax-free. In the event of a reduction of capital, the excess shareholders’ equity on restated paid-in capital would be treated as a dividend, in accordance with the Mexican Income Tax Law.

At the April 29, 2011 general annual shareholders’ meeting the net income of 2010 was approved and applied. It also approved a declaration of dividends for $18,304,860, from which $18,129,510 was paid, since The Company had repurchased shares as of that date, which have not received payment of dividends.

At the April 29, 2010 general annual shareholders’ meeting the net income of 2009 was approved and applied. It also approved a declaration of dividends for $16,561,540.

Restrictions to shareholders

On tax bases, the restated amount of paid-in capital amounting to $655,957,568 may be refunded to the shareholders tax-free provided that the amount is equal to or greater than shareholders’ equity.

b.	Repurchase of its own shares

In compliance with the Mexican Stock Market Law, during the general annual shareholders’ meeting held on April 29, 2011, the amount of $6,000,000 was approved for the repurchase of Company shares in 2011. As of December 31, 2011, The Company had repurchased 900,000 own shares in the amount of $7,498,266.

c.	Comprehensive income

The comprehensive income presented in the statements of changes in shareholders’ equity represents The Company’s total performance during the year and consists of those items mentioned below that, in compliance with Mexican financial reporting standards, are carried directly to shareholders’ equity.

	2011	2010
Net income for the year	$132,376,481	$125,230,484

Comprehensive income	$132,376,481	$125,230,484

17.	Income tax (ISR), flat business tax (IETU) and tax on assets (IMPAC)

In accordance with the current tax legislation through 2008, companies must pay the greater of ISR and IETU. The ISR rate was 28% up to 2009, from 2010 to 2012 it will be 30%, in 2013 it will be 29% and as of 2014 and thereafter it is once again 28%. The IETU rate is 16.5% for 2008, 17% for 2009, and 17.5% for 2010 and thereafter.

a.	Income tax

Taxable income differs from accounting income due to permanent differences, principally items included in the income statement to reflect the effects of inflation, and to timing differences affecting accounting and taxable income in different periods.

The Company follows the practice of recognizing the effects from deferred taxes. Deferred income tax is determined on the assets and liabilities method, which compares the book and tax values of the assets and liabilities and from which timing differences result. The applicable tax rate is applied to these timing differences.

The tax expense attributable to the gain was different from what would have resulted by applying the 30% ISR rate to the income before the tax on earnings as a result of the following items:

	2011	2010
Anticipated expense	30%	30%
Increase (decrease) from:
FIDECINE fiscal stimulus	(1)%
Tax benefit from crediting of tax on asset	(1)%	(1)%
Effect from IETU incurred greater than ISR	1%	3%
Effect of deferred IETU	1%	1%
Others, net	1%	(1)%

Effective tax rate	31%	32%

As of December 31, 2011 and 2010, the net charge to results from taxes is as follows:

	2011	2010
Accrued income tax	$52,455,455	$50,042,620
Accrued flat rate business tax	5,658,671	5,818,378
Deferred income tax	4,248,112	4,971,468
Tax benefit from the crediting of the tax on assets	(1,592,483)	(1,714,560)

	$60,769,755	$59,117,906

The effects from timing differences that resulted in deferred taxes as of December 31, 2011 and 2010 are as follows:

	2011	2010
Income tax:
Properties, machinery and equipment	$(31,603,036)	(31,600,455)
Provisions	18,299,666	20,500,021
Tax on assets pending to be recovered	14,332,347	15,431,037
Tax losses	1,947,316	1,990,895
Prepayments from clients	42,984	110,294

	3,019,277	6,431,792

Flat rate business tax:
Accounts receivable	(11,371,694)	(10,441,709)
Accounts payable	6,456,629	6,454,435
Tax credits	1,127,301	1,035,107

	(3,787,764)	(2,952,167)

Employee profit sharing:
Liability reserve	3,836,121	3,607,657

Deferred asset tax	$3,067,634	$7,087,282

The deferred asset tax corresponds to the tax that has been paid in excess of the incurred income tax and that could be subject to a refund or an offset in compliance with the current tax guidelines.

In order to evaluate the recoverability of deferred assets, The Company management considers the probability that a part or the total of them will not be recovered. The final realization of deferred assets depends on the generation of taxable income in periods in which the timing differences are deductible. In preparing this assessment, The Company management considers the expected reversal of deferred liabilities, projected taxable profits, and planning strategies.

b.	Tax on assets

Up to December 31, 2006, the IMPAC Law established a 1.8% tax on restated assets, deducted from certain liabilities. As of 2007, the tax rate was 1.25% with no deductions permitted.

Up to December 31, 2007, the incurred IMPAC in excess of the year’s ISR could be recovered in the following ten years, restated by inflation, provided that in those years the ISR exceeded the IMPAC. Moreover, the ISR incurred in excess of the year’s IMPAC could be credited with the IMPAC incurred in the following three years.

As of December 31, 2011, The Company has the following tax on assets to be recovered:

Year of origin	Year of expiration	Amount
2002	2012	$926,619
2003	2013	4,388,982
2004	2014	4,991,181
2005	2015	4,025,565

		$14,332,347

As of December 31, 2010 the IA amount to be recovered was $15,431,037.

c.	Flat rate business tax

On October 1, 2007, new laws were published, a number of tax laws were revised, and additionally a presidential decree was issued on November 5, 2007, which states that the laws will become applicable on January 1, 2008, emphasizing the following: (1) the Tax on Assets Law is repealed, and (ii) a new tax (Flat Rate Business Tax or IETU), which is based on cash flows and certain restrictions for authorized deductions in addition to the granting of tax credits mainly in connection with inventories, salaries taxed for income tax purposes, social security contributions, tax losses arising from accelerated deduction, recoverable asset tax, and deductions related to fixed asset investments, deferred charges and expenses.

Accordingly, beginning in 2008, companies will be required to pay the greater of IETU and income tax. In case IETU is incurred, the payment will be regarded as final, not subject to recovery in subsequent years.

d.	Tax on cash deposits

In 2011 and 2010, the Tax on Cash Deposits (IDE) was incurred at the 3% rate on the excess on cash deposits monthly that in a cumulative manner exceed $15,000, considering that this will be applicable by each institution of the Mexican Financial System. IDE will credited against ISR of the year, and in any case against the ISR withhold to third parties.

18.	Contingencies

a.	The Company filed an appeal to reverse the denial of a tax credit for alleged non-payment of $8,010,485 for wastewater discharge rights during the period from the first bimester of 2003 to the fourth bimester of 2007. The appeal was decided on October 31, 2011, upholding the decision of denial. However, in accordance with the foregoing, the Company filed a claim in the Administrative Court of the Federal District seeking to invalidate the decision on November 24, 2011. As of the date of Issuance of the financial statements, the permissible period for the filing by the tax authority of its answer to the Company’s claim had not expired. To the best of the knowledge of the Company’s lawyers handling the matter, the Company has sufficient evidence to obtain a favorable result.

b.	Fomento Productive, S. A. de C. V. filed an appeal to challenge the decision of the lower court in an invalidity proceeding issued in its own favor, alleging excessive enforcement of the judgment, that the (taxing) authority erroneously and in excess of its powers imposed tax liability for the alleged non-payment of $1,991,555. The appeal was handled as a trial de novo by the Federal Court of Tax and Administrative Justice, being previously filed and accepted as a proceeding for invalidity. On February 20, 2012, the (Court) declared the total invalidity of the challenged decision. The tax authority may still bring the appeal before the circuit courts. The lawyers overseeing the matter believe that the Company has sufficient evidence to obtain a favorable result.

c.	In line with current tax legislation, Mexican tax authorities are empowered to audit for the five years prior to the most recent income tax return filed.

d.	In accordance with the Mexican Income Tax Law, companies that operate with national or foreign related parties are subject to tax limitations and obligations insofar as the determination of agreed-upon prices is concerned. These prices must be equal to those used with or between independent parties in comparable operations.

19.	Commitments

a.	On September 10, 2007, The Company executed the leasing agreement for the property located at Av. 16 de Septiembre, No. 31, Colonia Santo Domingo, Delegación Azcapotzalco, Mexico City, by and between Inmobiliaria Aquiles Serdán, S. A. de C. V. The term of the agreement was three years with a monthly rent of USD$175,000. The term of the agreement was mandatory for the parties during the first year and mandatory for the lessor for the two subsequent years. On November 25, 2008, an amendment agreement was executed to change the monthly rent from the agreement dated September 10, 2007 to a monthly of USD$44,954. Additionally, a second amendment agreement was executed in September 2010 to extend the lease term two years more.

b.	On November 25, 2008, The Company executed the leasing agreement of a property located at Av. 16 de Septiembre No. 346, Cuautitlán México, State of Mexico by and between Inmobiliaria Cuautitlán Santo Domingo, S.A. de C.V. with a term of fifteen years with a monthly rent of USD$138,672, and a guarantee deposit equivalent to 6.5% of the value of the lease in time. The term is mandatory for the parties.

In 2008, Company Management decided to relocate operations from the Av. 16 de Septiembre No, 31, Colonia Santo Domingo, Delegación Azcapotzalco, Mexico City, and Queretaro facility, the last one property of subsidiary company Ekco Querétaro, S. A. de C. V., to the leased facility mentioned in the paragraph above. During 2009 and 2010, Manufacturing and Distribution Center were relocated, as well as the Finance, Human Resources, and Purchasing areas. It has been considered that the relocation of the entire operation of Ekco Querétaro, S. A. de C. V., will be concluded during the first semester of 2012, as well as the relocation of the Sales, Marketing, and Category Management Areas.

c.	As a result of the association that The Company formed with the North American company Lifetime Brands, Inc., various reciprocal commitments were acquired, among which the is following underscored;

Lifetime Brands, Inc. has the option to sell the shares of its subsidiary, LTB de Mexico, S. A. de C. V., which is the holding company of 29.9% of The Company’s shares, to The Company under certain assumptions that could take place at two different instances: i) on the first anniversary of LTB de Mexico, S. A. de C. V.’s subscription and payment of Company shares by LTB de México, S. A. de C. V. or, ii) between the third and fifth year of the investment. It is worth mentioning that option i) as mentioned in this paragraph was not exercised by Lifetime Brands, Inc.

The Company management considers that it will be able to meet the commitments acquired with Lifetime Brands, Inc.

20.	Segmented information

The Company has two business segments: (i) the production and sale of aluminum kitchen products and the sale of various products for the same market and, (ii) the production and sale of aluminum products used as raw materials in different industries.

The figures for each business segment are shown below:

The production and sale of aluminum kitchen products and the sale of various products for the same market are as follows:

	2011		2010
	Figures in thousands Mexican pesos	% over consolidated figures	Figures in thousands Mexican pesos	% over consolidated figures
Net sales	$1,067,489	64.63	$899,784	62.90
Operating expenses	217,819	83.11	179,126	83.26
Net income	76,932	58.12	68,822	54.96
Total assets	862,391	70.10	718,640	65.70
Total liabilities	148,159	54.35	112,942	45.41

The production and sale of aluminum products used as raw materials in different industries (IMASA).

	2011		2010
	Figures in thousands Mexican pesos	% over consolidated figures	Figures in thousands Mexican pesos	% over consolidated figures
Net sales	$584,092	35.37	$530,744	37.10
Operating expenses	44,263	16.89	36,006	16.74
Net income	55,444	41.88	56,408	45.04
Total assets	367,841	29.90	375,183	34.30
Total liabilities	124,461	45.65	135,768	54.59

21,	Effects of adoption of the “International Financial Reporting Standards” (IFRS)

The National Banking and Securities Commissions (CNBV) established the requirement whereby certain entities that disclose their financial information to the public through the Mexican Stock Exchange (BMV), must as of the year 2012 prepare and disclose their financial information based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The financial statements that will be issued by The Company for the year ending December 31, 2012 will be its first annual financial statements that comply with IFRS. The transition date will be January 1, 2011 and, for this reason, the year ended December 31, 2011 will be the comparative period covered by the adoption standard IFRS 1, Initial Adoption of International Financial Reporting Standards. In accordance with IFRS 1:

The Company will apply the mandatory exceptions to the retrospective application of the IFRS, as follows:

i)	Calculation of estimates.-The estimates at the transition date are consistent with the estimates as of that date in accordance with Mexican Financial Reporting Standards (NIF).

ii)	Accounting for hedges.- The Company will apply hedge accounting as of the transition date only if the hedge relationship complies with the criteria established in the IFRS.

iii)	Noncontrolling interests. - Given that at the transition date the percentage represented by the noncontrolling interest in The Company’s stockholders’ equity is immaterial, this exception will not have a significant effect.

The Company will apply the optional exemptions to the retrospective application of the IFRS, as follows:

i)	Assumed cost.- The Company will apply the assumed cost exemption for properties, machinery and equipment. Therefore, it has elected to use the fair value as assumed cost for certain items of land, buildings and machinery and equipment determined through appraisals as of the transition date. By the same token, it has elected to use the revalued NIF values as assumed cost for furniture and fixtures, vehicles, computers and leasehold improvements, on the basis that these are broadly comparable with the depreciated cost under IFRS as of the transition date.

ii)	Employee benefits.-The Company will apply the employee benefits exemption. Therefore, it recognizes all of the actuarial gains and losses accumulated as of the transition date.

iii)	Differences accumulated due to the effect of conversion.- The Company will apply this exemption. Therefore, as of the transition date it will reclassify to retained earnings the accumulated effects of conversion of entities with a different functional current from that of the latter.

iv)	Classification of financial instruments already recognized.- The Company elected to designate certain investments as available for sale as of the transition date.

v)	Costs of loans.- The Company will apply the requirements established in the IFRS as of the transition date.

Below we summarize the principal differences which The Company has identified in its transition from the NIF to IFRS as of the date of these financial statements, together with an estimate of the significant effects. The amounts which are disclosed below may be modified, because The Company is still analyzing their effects:

a.	Valuation of financial instruments available for sale.- The IFRS require that financial instruments be classified in accordance with the categories available for them. The classification and valuation depend on the intended use for the financial assets and liabilities. The Company will classify and value the investment in shares in which there is no control, joint control or significant influence, as financial instruments available for sale. The effect of this classification and valuation will originate a benefit in stockholders’ equity at the transition date of approximately $95,000,000.

b.	Revaluation of properties, machinery and equipment.- The Company used the voluntary exemption for “Assumed cost” established in IFRS 1 “First adoption” to determine the value of its property, plant and equipment at the start of the transition date and elected to determine the fair value for some of its assets and revalued NIF values for others. The adjustment to the values of properies, machinery and equipment will originate an approximate benefit in stockholders’ equity at the transition date of $31,000,000. The effect on the depreciation for the year 2011 is not expected to be significant.

c.	Benefits from termination and recognition of actuarial gains and losses.- The IFRS establish that the benefits from termination refer to an obligation which arises from the termination of the employment relationship, not from a service rendered. For this reason, it can only be recorded when the payment obligation is generated, or based on the requirements of formal retirement plans. Furthermore, The Company elected to recognize the unamortized actuarial gains and losses related to the seniority premium and pension plan as of the transition date, in accordance with the voluntary exemption contained in IFRS 1, “First adoption”. The effects derived from this requirement are not material in the financial statements.

d.	Cancellation of deferred PTU.- The IFRS do not allow for the recognition of deferred PTU. The Company will cancel the amount recognized as deferred PTU. The effect of its recognition in stockholders’ equity as of the transition date is a decrease of approximately $3,000,000.

e.	Revision of functional currency.- The IFRS define that the functional currency is that with which an entity operates in its primary economic environment. The Company will recognize the effect of conversion from the recording currencies to functional currency and reporting currency of the subsidiary in which the latter are different. The effect of conversion will originate a benefit in stockholders’ equity as of the transition date of approximately $2,000,000.

f.	Deferred taxes.-In accordance with IFRS, the deferred taxes will be recalculated with the adjusted book values of assets and liabilities, in accordance with IFRS, and with the application of the exemption as of the initial recognition, which will result in a decrease in stockholders’ equity as of the transition date of approximately $33,000,000.

g.	Other differences in presentation and disclosures in the financial statements.- Generally, the disclosure requirements contained in IFRS are broader than those of the NIF, which may result in greater disclosures in relation to accounting policies, significant judgments and estimates, financial instruments and risk management, among others. Furthermore, there may be differences in presentation; for example, IFRS require the presentation of a statement of comprehensive income, which is not required under NIF.

h.	Effects on the statement of cash flows.- The Company does not estimate a significant effect on its cash flows due to the adoption of the IFRS.

The information which is presented in this note has been prepared in accordance with the standards and interpretations issued and in effect or issued and adopted in advance, at the date of preparation of these financial statements. The standards and interpretations that will be applicable as of December 31, 2012, including those which will be applicable on an optional basis, are not known with certainty as of the date of preparation of the accompanying financial statements as of December 31, 2011 and 2010. Furthermore, the accounting policies chosen by The Company could be modified as a result of changes in the economic environment or in industry trends which may be observed after the date of issuance of these financial statements. The information which is presented in this note is not intended to comply with IFRS, because only a group of financial statements that includes the statements of financial position, of comprehensive income, and of changes in stockholders’ equity and cash flows, together with comparative information and explanatory notes, can provide an adequate presentation of the financial position of The Company and the results of its operations.

22.	Authorization to issue the financial statements

The accompanying financial statements were issued with the authorization of Mr. Emmanuel Reveles Ramirez, Chief Financial Officer, on February 29, 2012 and are subject to the approval of The general shareholders’ meeting where they may be modified, in accordance with the guidelines of the Mexican Law of Commercial Companies.